FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax Introduces New Generation TFT-LCD Single Chip Driver IC for Handsets Displays” dated November 29, 2007.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: November 29, 2007

3

Exhibit 99.1

Himax Introduces New Generation
TFT-LCD Single Chip Driver IC for Handsets Displays

Tainan, Taiwan, November 29, 2007 - Himax Technologies, Inc. (“Himax” or “Company”) (NASDAQ: HIMX) today introduced its new generation single chip display driver for TFT-LCD handsets, the HX8352. The new chip is among the world’s first that integrates features including Content Adaptive Brightness Control, MDDI*1 and MIPI*2 interface, RGB separated gamma correction, and supports up to Ultra Wide QVGA (240X480) resolution, suitable for multimedia-rich portable devices, such as 3G/3.5G and smart phones.  The HX8352 has passed customer qualifications and is ready for mass production.

There is an increasing demand for handsets that transmit multi-media data, and as a result, there is a greater adoption of larger, higher resolution, and higher power consuming panels by handsets. In order to provide high quality pictures on handsets while controlling cost and power consumption at a relatively low level, Himax has successfully integrated several unique features to produce a low-cost single chip that emphasizes on high speed data transmission and low power consumption. Currently, Himax has already seen strong interest in the HX8352 from several of the Company’s Taiwanese, Mainland Chinese, Japanese, Korean handset panel module customers, and also Tier-1 handset makers. Several of the Company’s customers have already adopted the new chip for design-in activities.  With its advanced features and early time to market, the Company believes that this latest display driver can provide great value to customers in their next generation of multimedia-rich and power conscious portable devices.

The HX8352 supports 262K colors primarily for wide QVGA (240x400 or 240x432), and ultra wide QVGA (240x480). WQVGA and UWQVGA panels provide handset makers with more flexibility in industrial design, user interface, and feature applications.

In addition to regular functions, the HX8352 integrates unique features enabling better TFT-LCD panel performance for multimedia-rich portable devices, such as 3G/3.5G and smart phones. Content Adaptive Backlight Control (CABC) fine-tunes backlight brightness by analyzing and processing the display content, which would result in an up to 50% power saving in backlight power while maintaining a vivid display quality.

The HX8352 also features RGB separated gamma correction. As the R, G, B gamma curves are independently corrected, the colors would be more accurately and precisely presented.

In terms of input interfaces, the HX8352 supports not only traditional MPU and RGB interfaces, but also high speed serial interfaces MDDI*1 and MIPI*2 which has emerged as popular interfaces for multimedia-rich portable devices. .

For more information, please contact Himax local sales or agent, or visit http://www.himax.com.tw

*1 MDDI (Mobile Display Digital Interface): A high-speed serial interface standard drawn up by the VESA (Video Electronics Standards Association)

*2 MIPI (Mobile Industry Processor Interface) is an open interface standard for mobile application processors promoted by the MIPI Alliance, a non-profit standardization organization established by ARM Ltd., Nokia Corporation, STMicroelectronics N.V., and Texas Instruments Incorporated.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw Jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com